July 5, 2011

VIA ELECTRONIC TRANSMISSION AND EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549-6010
Attention:  Ms. Stacie Gorman

Re:          American Realty Capital Properties, Inc.
Registration Statement on Form S-1
File No. 333-172205

Dear Ms. Gorman:

Pursuant to Rule 461 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, Realty Capital Securities, LLC and Ladenburg Thalmann & Co. Inc., as the dealer managers, hereby join in the request of American Realty Capital Properties, Inc.  for the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 4:00 p.m., Eastern Time, on July 7, 2011, or as soon thereafter as practicable.

Very truly yours,

REALTY CAPITAL SECURITIES, LLC

By: /s/ Louisa H. Quarto__________________
      Name: Louisa H. Quarto
      Title: President

LADENBURG THALMANN & CO. INC.

 By: /s/ Steven Kaplan____________________
       Name: Steven Kaplan
       Title: Managing Director